October 10, 2024

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Merger & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention: Laura McKenzie and Perry Hindin

Re:	Enstar Group Limited
Schedule 13E-3 filed September 30, 2024
File No. 005-83620
Preliminary Proxy Statement on Schedule 14A filed September 30, 2024 001-33289

Dear Ms. McKenzie and Mr. Hindin,

On behalf of Enstar Group Limited (the “Company”) and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 9, 2024 (the “Comment Letter”) with respect to the above-referenced Schedule 13E-3 (File No. 005-83620) (the “Schedule 13E-3”) and the preliminary proxy statement (File No. 001-33289) (the “Preliminary Proxy Statement”), each filed with the Commission on September 30, 2024, we submit this letter containing the Company’s response to the Comment Letter.

In connection with the submission of this letter, the Company is filing Amendment No. 2 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”) and the Filing Persons (as defined in the Schedule 13E-3) are filing Amendment No. 2 to the Schedule 13E-3 (the “Amended Schedule 13E-3”). The Amended Preliminary Proxy Statement and the Amended Schedule 13E-3 reflect revisions made in response to the comments of the Staff and the updating of other information.

Set forth below is our response to the Staff’s comments as set forth in the Comment Letter. Please note that any reference to page numbers in our responses refer to the page numbers of the Amended Preliminary Proxy Statement and the Amended Schedule 13E-3, as applicable. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amended Preliminary Proxy Statement and the Amended Schedule 13E-3, as applicable.

Schedule 13E-3 filed September 30, 2024

Proposal 2: The Second Bye-Law Amendment, page 116

1.	We note your revised disclosure in response to comment 19 that if approved, “bye-law 79 will apply to derivative actions or proceedings brought on behalf of Enstar, including actions or proceedings arising under the Securities Act or the Exchange Act” (emphasis added). Please disclose, if true, that bye-law 79 will not apply to any direct action or proceeding brought by a shareholder arising under the Securities Act or the Exchange Act.

October 10, 2024

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised the disclosure on page 116 of the Amended Preliminary Proxy Statement.

General

2.	We note your response to prior comment 3. Please disclose any relationship between Alan Waxman, Elk Evergreen Investments, LLC, Elk Cypress Investments, LLC, or TSSP Sub-Fund HoldCo, LLC and any of the Buyer Parties (e.g., as part of the overarching Sixth Street organization) or, if true, disclose that no such relationship exists. Additionally, while we are unable to agree with your analysis that Stone Point is not an affiliate of the Company, we do not have any further comment at this time based on your analysis and representations that Stone Point is not engaged, directly or indirectly, in the Rule 13e-3 transaction.

Response:

The Company respectfully acknowledges the Staff’s comments and, in response, the Buyer Parties and the Company confirm that none of Alan Waxman or any of Elk Evergreen Investments, LLC, Elk Cypress Investments, LLC, or TSSP Sub-Fund HoldCo, LLC has any relationship (including as part of the overarching Sixth Street organization) with any of the Buyer Parties, except that: (i) as previously disclosed, funds or investment vehicles managed or advised by affiliates of Sixth Street Partners, LLC (“Sixth Street”) have provided Parent with a commitment letter with respect to up to approximately $3.51 billion in equity financing, which will be available, together with the Debt Financing and the Preferred Equity Financing, to fund the Third Merger Cash Consideration and to pay the fees, expenses and other amounts required to be paid in connection with the closing of the Third Merger by the Buyer Parties, (ii) as previously disclosed, Joshua Easterly, Anthony Michael Muscolino and Jennifer Gordon, who control and collectively are the sole beneficial owners of Elk Parent Limited, Parent and Merger Sub, are individuals who are employees of Sixth Street, and (iii) Alan Waxman is a Co-Founding Partner and Chief Executive Officer of Sixth Street and is the managing member of the Sixth Street entity that ultimately indirectly controls (a) the Sixth Street funds and investment vehicles providing the equity financing and (b) the registered investment adviser of such Sixth Street funds.

We have also revised the disclosures on page 7, page 42 and page 169 of the Amended Preliminary Proxy Statement to add the above mentioned disclosure.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments with respect to this matter, please contact the undersigned at (212)-373-3647.

Best regards,

/s/ Benjamin M. Goodchild

cc:	Audrey Taranto, Enstar Group Limited
Krishna Veeraraghavan, Paul, Weiss, Rifkind, Wharton & Garrison LLP
Katherine M. Krause, Simpson Thacher & Bartlett LLP
Elizabeth A. Cooper, Simpson Thacher & Bartlett LLP

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